January 19, 2022

VIA EDGAR AND COURIER DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Mark Wojciechowski, Jenifer Gallagher, Ken Schuler, Liz Packebusch and Laura

Nicholson

Re: 5E Advanced Materials, Inc.

Draft Registration Statement on Form 10-12B

Submitted December 8, 2021

CIK No. 0001888654

Ladies and Gentlemen:

On behalf of our client, 5E Advanced Materials, Inc. (the “Company”), we are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 5, 2022 relating to the above-referenced Draft Registration Statement on Form 10-12B (the “Initial Confidential Submission”). The Company is concurrently submitting an amended Draft Registration Statement on Form 10-12B (the “Amended Confidential Submission”). For the Staff’s reference, we are providing to the Staff by courier delivery copies of this letter and a copy of the Amended Confidential Submission marked to show all changes from the Initial Confidential Submission. This letter and the Amended Confidential Submission are being submitted confidentially pursuant to 17 C.F.R. Section 800.83.

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to the Initial Confidential Submission), all page references herein correspond to the pages of the Amended Confidential Submission. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amended Confidential Submission.

Exhibit 96.1

Initial Assessment Report, page 1

1.

We have reviewed the content of the Initial Assessment Report relative to the requirements of Item 601(b)(96) of Regulation S-K and have listed below various apparent deficiencies that will need to be addressed. Please discuss the following points with the third party engineer. We expect that you will need to obtain and file a revised engineering report to resolve these concerns.

The Company’s Amended Supplemental Submission includes as Exhibit 96.1 a revised technical report summary that includes revised discussion regarding the sections of the report noted in the Staff’s comment. For ease of the Staff’s review, a supplemental redline has been provided against the version of the technical report summary included as Exhibit 96.1 to the Initial Confidential Submission (the “Supplemental Redline”). The revised disclosure is included in the pages of the Supplemental Redline indicated below.

•

Executive Summary page, 1-1: Unless you are able to show how the enhanced Definitive Feasibility Study (eDFS) meets the definition of a feasibility study in Item 1300 of Regulation S-K, please remove or rename all references to this study throughout the report, and remove the associated economic metrics.

Please see pages 1-1, 1-8, 1-10, 2-1, 11-2 and 11-3.

•	Executive Summary, page 1-10: Graphs should be utilized to indicate the trend of the average prices for your marketed commodities over the last 5 years.

Please see pages 1-6 through 1-8.

•	APBL Drilling, page 7-6: Given your planned method of extraction, a discussion of hydrogeology would be responsive to Item 601(b)(96)(iii)(B)(7)(iii) of Regulation SK.

Please see pages 6-1through 6-3

•

Mineral Resource Estimation, page 11-8: Explain how the cutoff grade was calculated and provide the parameters used, consistent with the guidance in Items 601(b)(96)(iii)(B)(11)(ii) and (iii) of Regulation S-K.

Please see pages 7-8 through 8-1.

•

Mineral Reserve Estimates, page 12-1: If the historical reserve information in this section does not comply with the definitions in Item 1300 of Regulation S-K, this content should be removed as indicated in Item 1304(h) of Regulation S-K.

Please see pages 8-4 and 8-5.

•

Market Studies, page 16-1: Include the product specifications and prices for materials that you plan to market or sell, such as Sulfate of Potash (SOP), Muriate of Potash (MOP), Gypsum, Lithium Carbonate, and Boric Acid, to adhere to Item 601(b)(96)(iii)(B)(16) of Regulation S-K.

Please see expanded discussion beginning on page 8-9 through page 11-1.

2.

We understand that information about the properties is available from previous studies and therefore it appears that the following sections of the technical report should be expanded to provide context or to identify changes relative to the content associated with current plans. Please expand the following sections to address the requirements applicable to the section as indicated.

The Company’s Amended Supplemental Submission includes as Exhibit 96.1 a revised technical report summary that includes expanded discussion regarding the sections of the report noted in the Staff’s comment. The expanded disclosure is included in the pages of the Supplemental Redline indicated below.

•	Mineral Processing and Metallurgical Testing, page 10-1: Item 601(b)(96)(iii)(B)(10) of Regulation S-K

Please see pages 7-3 and 7-4.

•	Mining Methods, page 13-1: Item 601(b)(96)(iii)(B)(13) of Regulation S-K

Please see pages 8-5 through 8-7.

•	Processing and Recovery Methods, page 14-1: Item 601(b)(96)(iii)(B)(14) of Regulation S-K

Please see pages 8-7 and 8-8.

•	Infrastructure, page 15-1: Item 601(b)(96)(iii)(B)(15) of Regulation S-K

Please see pages 8-8 and 8-9.

Explanatory Note, page 2

3.

We note your disclosure that pursuant to the Reorganization, the Company will issue to the shareholders of ABR either one share of your Common Stock for every ten ordinary shares of ABR or one CHESS Depositary Interest over the Company’s Common Stock (a “CDI”) for every one ordinary share of ABR held on the Scheme record date. Please revise to clarify how you will determine to issue shares of your Common Stock to a shareholder of ABR, or to instead issue CDIs to such shareholder.

The Amended Supplemental Submission includes revised disclosure on pages 2, 20 and 85 in response to the Staff’s comment.

Description of Business

Business Strengths and Key Highlights

Expected Low Cost Operations with Plans and Capabilities to Significantly Expand Capacity,

4.

We note your statements concerning an enhanced Definitive Feasibility Study (eDFS) in this section and elsewhere in your filing. Terms such as full, final, comprehensive, bankable, or definitive feasibility study are regarded as equivalent to a feasibility study which is defined in Item 1300 of Regulation S-K.

Unless your eDFS is fully compliant with this definition, please rename or remove references to this study throughout your filing and remove all economic metrics associated with the eDFS. Please refer to Items 1300 and 1302(e) of Regulation S-K if you require further clarification or guidance.

The Amended Supplemental Submission includes revised disclosure on pages 30, 65 and 66 in response to the Staff’s comment. References to an enhanced Definitive Feasibility Study (eDFS) have been renamed.

Risk Factors

Risks Relating to Our Business, page 28

5.

We note your disclosure in the fourth paragraph on page 30, explaining that your resource estimate includes some land which is the subject of a mineral lease agreement with Elementis Specialties plc. Please file this agreement as an exhibit to comply with Item 601(b)(10) of Regulation S-K.

Because of changes in the exhibit index and in order to facilitate the Staff’s review, the Company has resubmitted a complete set of exhibits, including copies of the mineral lease agreement and related amendment with Elementis Specialties plc.

Risk Factors

Our Bylaws will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum..., page 50

6.

We note your disclosure that the forum selection provision in your bylaws will provide that the Court of Chancery of the State of Delaware will, “to the fullest extent permitted by applicable law,” be the sole and exclusive forum for certain litigation, including any derivative action. However, Section 7.06 of your bylaws states that “the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum” for any derivative action. Please reconcile or advise. In addition, please disclose whether the provision applies to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If the provision does not apply to actions arising under the Exchange Act, please ensure that the exclusive forum provision in your bylaws states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

The Amended Supplemental Submission includes revised disclosure on page 50 in response to the Staff’s comment.

7.

We note your disclosure that your Bylaws provide that, unless you consent in writing to the selection of an alternative forum, the federal district courts of the United States will, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision.

The Amended Confidential Submission includes revised disclosure on page 50 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Impact of the COVID-19 Pandemic, page 55

8.

You disclose that you received a one-off loan from the U.S. Department of Treasury in respect of the COVID-19 pandemic, and this loan was subsequently forgiven and “is captured under Other income in the amount of $73,115 for the year ended June 30, 2021.”

Per review of the table on page 56 and the consolidated statements of operations on page F-4, this amount is reported as other income for the year ended June 30, 2020. Please refer to the guidance in FASB ASC 405-20-40, and revise your disclosure or financial statements accordingly.

The referenced date of the loan has been corrected on page 55 of the Amended Confidential Submission in response to the Staff’s comment.

Properties

Fort Cady Integrated Boron Facility, page 63

9.	Please expand your project location descriptions regarding Fort Cady on page 63 and Salt Wells on page 69 to comply with Item 1304(b)(1)(i) of Regulation S-K.

The Amended Confidential Submission includes expanded disclosure on pages 63, 68 and 69 in response to the Staff’s comment. The information disclosed regarding the location of the Salt Wells Project is the most accurate information available.

Mineral Resource Estimate

Methodology, page 67

10.

Please expand your disclosures of resources using a cutoff grade to include the commodity prices, metallurgical recovery, and estimated operating costs used to estimate your cutoff grade to comply with Item 1304(d) and Item 1304(f) of Regulation S-K.

The Amended Confidential Submission includes expanded disclosure on page 67 in response to the Staff’s comment. Per Item 1304(d), a table has been omitted as not all information is available at this time.

Shares Owned by Certain Beneficial Holders, page 71

11.

Please revise the footnotes to your tabular disclosure to identify the natural persons who are the beneficial owners of the shares held by Virtova Capital Management Limited, Atlas Precious Metals Inc., and Mayfair Ventures Pte Ltd. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

The Amended Confidential Submission includes revised disclosure on page 71 in response to the Staff’s comment.

Description of Registrant’s Securities to Be Registered

CDIs, page 88

12.

Please expand your discussion in this section to provide additional disclosure regarding the CDIs. For guidance, you may consider Item 202(f) of Regulation S-K. As examples, please include additional disclosures related to the conversion of the CDIs to common stock and vice versa (if applicable), voting procedures for the benefit of the CDI holders, and the transmission of proxy soliciting material. In addition, please revise your Exhibits Index and file the applicable documents pertaining to these securities, such as any depositary agreement and any document which describes the governing rules for the CDIs, as exhibits to this registration statement. In that regard, we note your disclosure on page 50 regarding choice-of-forum provisions in the depositary agreement pursuant to which your CDIs will be issued.

The Amended Confidential Submission includes expanded disclosure on page 88 in response to the Staff’s comment. The references to a depositary agreement have been deleted as the Depositary Nominee, a wholly-owned subsidiary of ASX Limited, was appointed in connection with the Company’s listing application with the Australian Securities Exchange (the “ASX”) rather than pursuant to a separate depositary agreement. The Amended Supplemental Submission includes as Exhibit 10.9 an acknowledgment by the Company regarding the limited functions performed by the Depositary Nominee.

General

13.

We note that you intend to list your common stock on the Nasdaq Stock Market LLC under Section 12(b) of the Exchange Act. Tell us the listing standard you intend to rely upon in listing your common stock and specifically confirm whether and how you meet NASDAQ’s quantitative listing standards. In this regard, it does not appear that you are relying upon the direct listing standards, considering you have not filed a registration statement under the Securities Act of 1933.

The Company has applied to list its Common Stock on the Nasdaq Global Market in accordance with Nasdaq Listing Rules 5405(a) and 5405(b). The Company has through its counsel confirmed with Nasdaq that because the ordinary shares of American Pacific Borates Limited (“ABR”), the Company’s predecessor, are currently traded on the ASX, Nasdaq will establish an initial trading price for the Company’s Common Stock on the Nasdaq Global Market based on the then current trading price of ABR’s ordinary shares on the ASX, rather than through the valuation process for establishing a reference price for direct listings provided in Listing Rule IM-5405-1. Accordingly, Nasdaq has confirmed that the heightened initial listing standards relating to direct listings will not be applicable to the Company.

Responding to the supplemental comments raised by the Staff, shares of the Company’s common stock are being issued to the shareholders of ABR pursuant to a statutory Scheme of Arrangement under Part 5.1 of the Australian Corporations Act, 2001 (Cth) in reliance on the registration exemption provided in Section 3(a)(10) of the Securities Act. As part of the Scheme approval process, the transaction is required to be approved by the Federal Court of Australia (the “Court”) as well as by a supermajority vote of the shareholders of ABR. In Staff Legal Bulletin No. 3A (CF) (June 18, 2008), the Staff indicated that the term “any court” in Section 3(a)(10) may include a foreign court. Before approving the transaction, the Court is required under the Corporations Act to satisfy itself as to the fairness and reasonableness of the terms and conditions of the transaction, both procedurally and substantively, with regard to the interests of all shareholders. In this regard, the Court holds public hearings and receives a report from an independent financial expert regarding the fairness of the terms and conditions of the transaction. The Court makes an independent determination of fairness and is not required to approve the transaction by virtue of the transaction receiving the requisite shareholder approval. The Staff has provided no-action relief under Section 3(a)(10) in similar contexts involving the Australian courts in Nabi Biopharmaceuticals (available June 20, 2012), Constellation Brands, Inc. (available January 29, 2003) and ForBio, Inc. (available September 23, 1998).

As disclosed on pages 2 and 85 of the Amended Confidential Submission, based on the number of ABR ordinary shares currently outstanding, the Company expects that approximately 42,018,527 shares of its Common Stock will be outstanding immediately after completion of the transactions contemplated by the Company’s Scheme of Arrangement. Based on elections made or expected to be made by ABR’s shareholders in connection with the Scheme, the Company expects that approximately 27,018,526 of the outstanding shares will be represented by CDIs.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at (312) 861-3730 or Christopher Lapp at (202) 835-6251.

Very truly yours,

Craig A. Roeder

cc:	Paul Weibel